Exhibit 3.3

CERTIFICATE OF DESIGNATIONS

OF THE

Fig Gaming Shares – Moonray

SERIES OF PREFERRED STOCK OF

FIG PUBLISHING, INC.

February 1, 2021

FIG PUBLISHING, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Company”), hereby certifies that the following resolution, pertaining to a new, separate series of preferred stock of the Company, par value of $0.0001 per share (such new, separate series, the “Preferred Stock”), designated Fig Gaming Shares – Moonray (“FGS – DE”), was adopted by the board of directors of the Company (the “Board”) by unanimous written consent of the Board in accordance with Section 151 of the General Corporation Law of the State of Delaware. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Company’s Second Amended and Restated Certificate of Incorporation, as amended (the “Amended Certificate”) or, if not defined therein, in the final offering circular for the sale of FGS – MR (the “Offering Circular”), as filed with the U.S. Securities and Exchange Commission under Rule 253(g) under the Securities Act of 1933 on October 29, 2020.

WHEREAS, in connection with the establishment of any series of preferred stock, the Board is authorized to fix the powers, terms, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, if any, including without limitation dividend rights, mandatory and optional redemptions and liquidation rights, of any wholly unissued series of preferred stock and the number of shares constituting any series; and

WHEREAS, it is the desire of the Board, pursuant to its authority as aforesaid, to fix the powers, terms, designations, preferences, rights, qualifications, limitations and restrictions relating to the Preferred Stock:

NOW, THEREFORE, BE IT RESOLVED, that, pursuant to the authority vested in the Board and the provisions of the Amended Certificate, the designation and number of shares thereof and the relative powers, designations, preferences, rights, qualifications, limitations and restrictions of the Preferred Stock are as follows:

DESIGNATION:	Fig Gaming Shares – Moonray may be referred to from time to time as “FGS – MR”.

NUMBER OF SHARES:	1,000 shares.

GAMING SHARES Assets for FGS – DE:	(i) all assets, liabilities and businesses of the Company to the extent attributed to the publishing rights held by the Company under the co-publishing and revenue sharing agreement between the Company and Element 115 LLC, a Delaware limited liability company (“Element 115”), entered into in connection with the development and publication of the Moonray video games co-produced and developed by Element 115 (the “Licensed Game”), as may be amended from time to time through the date of this certificate of designations (the “License Agreement”); (ii) all assets, liabilities and businesses acquired or assumed by the Company for the account of such publishing rights, or contributed, allocated or transferred to the Company in connection with such publishing rights (including the net proceeds of any issuances, sales or incurrences in connection with such publishing rights, or indebtedness of the Company incurred in connection with such publishing rights), in each case, after the date hereof; and (iii) the proceeds of any disposition of any of the foregoing. Such assets do not include intellectual property rights in the Licensed Game.

VOTING POWERS:	No voting powers.

DIVIDENDS:

Provided the Licensed Game is successfully developed and published, the Company will thereafter receive sales receipts from sales of the Licensed Game, net of any distributor’s, chargebacks, returns and other fees, pursuant to the License Agreement, and will share those receipts as follows: (1) receipts will be allocated into a revenue share for the Company, in the proportion specified in the License Agreement; (2) the Company will pay the holders of FGS – MR a minimum of 85% of the Company’s allocated revenue share, in the form of dividends, subject to the Company’s dividend policy; and (3) the Board may, in its sole discretion, from time to time, pay more than 85% (and up to 100%) of Fig’s revenue share to the holders of FGS – DE, if in its view business conditions so permit, subject to applicable law. Aggregate dividend amounts will be distributed among holders of FGS – MR on an equal-per-share basis. See “The Games, the Developer and the Shares”, “Our Dividend Policy” and “Description of Company Securities” in the Offering Circular.

In all events, the Board may decide not to declare a dividend or to reduce the size of a declared dividend if the Board believes it would be necessary or prudent to retain earnings in order to avoid a material adverse effect on the Company’s financial condition or results of operations (in which case the declared, unpaid dividend amount will accrue for future payment), and dividends will not be declared or paid if prohibited under applicable law. To the extent the Board determines not to declare a dividend or to reduce the size of a declared dividend, holders of FGS – MR will be affected (a) on an equal-per-share basis, or (b) as determined by the Board, in such other manner as would be clearly more equitable than the method described in clause (a).

Subject to the foregoing, dividends on FGS – MR will be declared every six months, as of every May 15 and November 15, and paid thereafter, but in all events only after such time (if ever) as the Licensed Game is successfully developed and published and the Company begins to receive Licensed Game sales receipts.

CANCELLATION BY THE COMPANY:

The Board may, in its discretion, cancel the series of FGS – MR at any time. Upon cancellation, all rights in connection with FGS – MR shares will cease and a holder of such shares will no longer be entitled to dividends or any other economic or other benefit. In general, the Board would expect to cancel a series of preferred stock tied to the success of a video game or other product if such product has failed to meet a minimum earnings floor following a sufficiently extensive period of time or once the Company’s contractual rights to the product’s sales receipts terminates. Although the purpose of the Company’s cancellation rights is to help the Company avoid incurring unnecessary administrative costs, and thereby benefit the Company and its shareholders as a whole, there can be no assurance that the Company will not cancel the series of FGS – MR before the earnings potential of the Licensed Game has been completely and irreversibly exhausted, and thereby denying the holders of FGS – MR dividends that could otherwise be payable.

The Board, in its discretion, may also cancel the series of FGS – MR in the event of a Disposition Event in which all or substantially all of the Gaming Shares Assets for FGS – MR are disposed of, as described in “Dividend or Redemption upon Disposition of Gaming Shares Assets for FGS – DE” herein.

DIVIDEND OR REDEMPTION UPON DISPOSITION OF GAMING Shares Assets for FGS – DE:

In the event that the Gaming Shares Assets for FGS – MR are disposed of (such event, a “Disposition Event”), on or prior to the 120th day following the consummation of the Disposition Event, the Board may, in its discretion, but is not required to:

(i) declare and pay a dividend in cash, securities (other than shares of the series of FGS – DE) or other assets of the Company, or any combination thereof, to the holders of shares of FGS – DE, with an aggregate Fair Value equal to the Allocable Net Proceeds of such Disposition Event as of the Determination Date, such dividend to be paid on all shares of FGS – MR outstanding as of the Determination Date on an equal-per-share basis; and thereafter, in its discretion, cancel the series of FGS – MR if permitted under the terms described under “Cancellation by the Company” herein; or

(ii) if such Disposition Event involves all (and not merely substantially all) of the Gaming Shares Assets for FGS – DE, redeem all outstanding FGS – MR for cash, securities (other than shares of the series of FGS – DE) or other assets of the Company, or any combination thereof, with an aggregate Fair Value equal to the Allocable Net Proceeds of such Disposition Event as of the Determination Date, such aggregate amount to be allocated among all FGS – MR outstanding as of the Determination Date on an equal-per-share basis; or

(iii) combine all or any portions of (i) or (ii) above on an equal-per-share basis among all holders of FGS – MR.

LIQUIDATION:	In the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, after payment or provision for payment of the debts and other liabilities of the Company, the holders of FGS – MR outstanding shall be entitled to receive (i) all dividends and other distributions declared or accrued on such series by the Board but not yet paid, plus (ii) an amount equal to the value of the total assets of the Gaming Shares Assets for FGS – MR less the total liabilities of such Gaming Shares Assets for FGS – DE, in each case ratably in proportion to the number of FGS – MR held by them; but in such event such holders shall not be entitled to any additional amounts.

TRANSFER RESTRICTIONS:	No holder of FGS – MR shall, directly or indirectly, sell, give, assign, hypothecate, pledge, encumber, grant a security interest in or otherwise dispose of such shares, in whole or in part, except in compliance with such transfer restrictions as may be set forth in the Offering Circular and under circumstances that would constitute compliance with the restrictions imposed by Rule 144 under the Securities Act of 1933 on the transfer of securities of issuers that are not subject to the reporting requirements of sections 13 or 15(d) of the Securities Exchange Act of 1934. Such circumstances must be demonstrated to the Company prior to such disposition, by means of a certification as to the facts of the proposed disposition and any other document or documents, including without limitation an opinion of counsel, as the Company may require in its sole discretion, each such document being in form and substance satisfactory to the Company in its sole discretion.

; AND BE IT

RESOLVED FURTHER, that such series of Preferred Stock shall have such other powers, terms, designations, preferences, rights and privileges; relative, participating, optional and other special rights; and qualifications, limitations and restrictions thereof as set forth in the Amended Certificate.

(Signature Page Follows)

IN WITNESS WHEREOF, the Company has caused this Certificate of Designations of FGS – MR to be executed by its President as of the date first set forth above.

FIG PUBLISHING, INC.

By:
Name:	Lee Charles (Chuck) Pettid
Title:	President

(Signature Page to FGS – MR Certificate of Designations)